EXHIBIT 3.1
AMENDED AND RESTATED CERTIFICATE OF FORMATION
OF
COMMERCE STREET PANTHEON MORTGAGE ASSET SECURITIZATIONS LLC
     Commerce Street Pantheon Mortgage Asset Securitizations LLC (the “Company”), a Texas limited liability company, files this Amended and Restated Certificate of Formation, pursuant to the provisions of the Texas Business Organizations Code (the “BOC”). This Amended and Restated Certificate of Formation amends Section 5 to set out specific activities in which the Company is authorized to engage. This Amended and Restated Certificate of Formation does not contain any other change in the Certificate of Formation being restated.
1.	The name of the Company is Commerce Street Pantheon Mortgage Asset Securitizations LLC. The Certificate of Formation was filed February 23, 2009. The charter number of the Company is 801090006.

2.	The Company is a limited liability company.

3.	The Company’s registered office shall be Corporation Trust Company, 350 North St. Paul, Suite 2900, Dallas, Texas 75201. The initial registered agent shall be the Corporation Trust Company. The registered office and registered agent may be changed from time to time pursuant to the BOC and the applicable rules promulgated thereunder.

4.	The Company is to be managed by one or more managers. The Company shall have three initial managers until the number of managers is changed as provided in the Company agreement. The names and addresses of such initial managers are James B. Gardner, 1700 Pacific Avenue, Suite 2020, Dallas, Texas 75201; G. Nolan Smith, 1700 Pacific Avenue, Suite 2020, Dallas, Texas 75201; and Jacob W. Thompson, 1700 Pacific Avenue, Suite 2020, Dallas, Texas 75201.

5.	The purpose for which the Company is organized is to engage in the following activities:

(a) to purchase or otherwise acquire, own, hold, sell, transfer, assign, pledge, finance, refinance and otherwise deal with (i) loans or participations therein secured by mortgages, deeds of trust or similar liens on residential or commercial properties; (ii) loans or participations therein secured by security interests in or similar liens on shares issued by cooperative housing corporations and the related proprietary leases or occupancy agreements; (iii) conditional sales contracts or installment sales or loan agreements or participations therein secured by manufactured housing or other residential or commercial properties; (iv) mortgage loans, certificates or other securities guaranteed by the Government National Mortgage Association; (v) mortgage loans, certificates or other securities issued or guaranteed by the Federal National Mortgage Association; (vi) mortgage loans, certificates

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or other securities issued or guaranteed by the Federal Home Loan Mortgage Corporation; and (vii) mortgage pass-through certificates, collateralized mortgage obligations or other types of mortgage-related securities issued by any person or entity (collectively, clauses (i) through (vii) are referred to as the “Mortgage Collateral”);

(b) to authorize, issue, sell, deliver or otherwise deal with bonds, notes or other obligations secured primarily by one or more types of Mortgage Collateral (the “Bonds”);

(c) (i) to act as settlor or depositor of trusts formed to issue series of Bonds secured by Mortgage Collateral and to invest in or to sell beneficial interests in the same, and (ii) to act as settlor or depositor of trusts the assets of which consist of certain Mortgage Collateral and to sell beneficial interests in the same (the “Certificates”);

(d) to transfer, pledge or assign the rights to any amounts remitted or to be remitted to the Company by any trustee under an indenture or pooling and servicing agreement entered into with the Company in connection with the issuance of the Bonds or Certificates;

(e) to hold or invest cash balances on an interim basis in certain short-term investments, plus any investment income on such investments, with such investments to include any investments permitted under any indenture or pooling and servicing agreement pursuant to which Bonds or Certificates may be issued; and

(f) to engage in any activity and to exercise any powers permitted to limited liability companies under the laws of the State of Texas which are incidental to the foregoing or necessary or convenient to accomplish the foregoing.

6.	The period of duration of the Company is perpetual, unless and until the Company is subject to an event requiring winding up as provided under the BOC.

7.	The Company shall have all powers provided for under the BOC.

8.	The Company agreement may establish one or more classes or groups of one or more members having the relative rights, powers and duties stated in the Company agreement, and may provide for the future creation, through amendment of the Company agreement, of additional classes or groups of members, having the relative rights, powers and duties stated in such amendment.

9.	Any action required by the BOC to be taken at any annual or special meeting of members, or any action which may be taken at any annual or special meeting of members, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holder or holders of membership interests having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all membership interests entitled to vote on the action were present and voted.

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10.	No member shall have a preemptive right to acquire any membership interests or securities of any class that may at any time be issued, sold or offered for sale by the Company.

11.	This Certificate of Formation may be amended, modified, supplemented or restated in any manner permitted by applicable law and prescribed by the Company agreement, and any rights conferred under this Certificate of Formation are subject to such amendment, modification, supplementation or restatement.

12.	Each amendment to the original Certificate of Formation made by this Amended and Restated Certificate of Formation has been made in accordance with the provisions of the BOC. This Amended and Restated Certificate of Formation amends Section 5 to set out specific activities in which the Company is authorized to engage. Such amendment has been approved in the manner required by the BOC and the governing documents of the Company. This Amended and Restated Certificate of Formation accurately states the text of the Certificate of Formation being restated and each amendment to the Certificate of Formation being restated that is in effect, as further amended by this Amended and Restated Certificate of Formation. This Amended and Restated Certificate of Formation does not contain any other change in the Certificate of Formation being restated.
          IN WITNESS WHEREOF, this Amended and Restated Certificate of Formation has been executed on March 2, 2009, by the undersigned.

By	/s/ G. Nolan Smith

G. Nolan Smith, Manager

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